EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Partners

Prologis, L.P.:

We consent to the incorporation by reference in Registration Statement No. 333-177112 on Form S-3; and Registration Statement No. 333-100214 on Form S-8 of Prologis, L.P. of our reports dated February 28, 2012, with respect to the consolidated balance sheets of Prologis, L.P. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), capital, and cash flows for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Prologis Inc. and Prologis, L.P.

KPMG LLP

Denver, Colorado

February 28, 2012